Exhibit 99(a)(2)

FA Email

Subject: CNL Healthcare Properties Responds to Third-Party Tender Offer

Date: May 2, 2024

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

Dear {{lead.Nickname:default=Financial Professional}}:

On April 23, 2024, Comrit Investments I, Limited Partnership filed a new unsolicited tender offer with the Securities and Exchange Commission (SEC) to purchase shares of CNL Healthcare Properties’ common stock from shareholders. CNL Healthcare Properties is not affiliated with Comrit and its offer.

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This is Comrit’s fourth tender offer within the last 13 months, and its eighth over the last four years to purchase shares of CNL Healthcare Properties common stock. Comrit’s proposal is an approximately 16% reduction from its $3.94 offer in January of this year and 19.5% less than its $4.11 offer in July 2023, consistent with its opportunistic goal to profit at others’ expense.

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Comrit’s current offer to purchase up to 5,250,000 shares at $3.31 per share, is 47.3% lower than CNL Healthcare Properties’ most recent $6.28 per share estimated net asset value (NAV) as of Dec. 31, 2023.[1] The tender offer is for approximately 3.0% of the outstanding shares as of March 7, 2024.

•	After careful evaluation, the company’s board of directors unanimously recommends that shareholders reject Comrit’s tender offer. To reject the offer, no action is required by shareholders.

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The board of directors believes that the unsolicited tender offer represents another opportunistic attempt to purchase shares at an artificially low value and make a profit, primarily due to continued macroeconomic, market volatility and inflation conditions.

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The company’s board believes that the tender offer price is substantially lower than the fair value of the shares and that shareholders who tender their shares will lose the opportunity to participate in any potential recovery or growth of the company with respect to such shares and lose the right to receive any future distributions that may be declared and paid.[2]

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The company is encouraged as it builds on its progress in 2023 to continue driving its portfolio’s current and forward-looking operational and financial performance. The company is fully committed to ultimately delivering a liquidity outcome for the balance of our portfolio that it feels will be in the best interest of fellow shareholders.

•	The company continues to be well-capitalized and well-positioned for 2024 and beyond with a sound balance sheet, strong liquidity and good financial flexibility.

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The board of directors’ recommendation was included in the company’s response filing with the SEC on May 2, 2024. A copy of the filing can be found on the SEC’s website at sec.gov and on cnlhealthcareproperties.com, along with the letter to shareholders that will be mailed on or about May 13, 2024.

Why Reject the Tender Offer?

•	The board of directors unanimously concluded that the offer is not advisable and is not in the best interests of CNL Healthcare Properties or its shareholders.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of the $3.31 offer price. On the other hand, CNL Healthcare Properties’ estimated NAV is based on a robust and detailed process typically conducted annually with the expert assistance of a leading independent advisory and appraisal firm.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions on tendered shares made after June 20, 2024, will be assigned to them. Therefore, if shareholders accept Comrit’s offer they will not receive any potential future distributions. The company’s first quarter 2024 distribution was paid on March 22.[2]

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Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, they are “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

The company’s board of directors fully recognizes that shareholders may elect to accept the Comrit tender offer based on their individual liquidity needs, financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a meaningful current trading market for shares, and to a lesser extent, uncertainty related to the broader economy. The market conditions during 2023 and thus far into 2024 have not supported a concluding liquidating transaction; however, the company remains active studying and pursuing select market opportunities that could be in its shareholders’ best interests.

Please review the Schedule 14D-9 filed May 2, 2024. For additional information, please contact your sales representative directly or call CNL Client Services at 866-650-0650, option 2.

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

See SEC filing for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict. The reader should not place undue reliance on forward-looking statements.

[1]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions with respect to industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

[2]

Distributions are not guaranteed in frequency or amount. Distributions have been and may in the future be paid by borrowings, shareholder proceeds and income. For the year ended Dec. 31, 2023, 100% of regular cash distributions were covered by operating cash flow as defined by GAAP. The company’s distribution is subsidized by expense waivers that will be reimbursed to the advisor in the form of restricted stock. For the year ended Dec. 31, 2022, approximately 100% of total distributions were covered by operating cash flow and approximately 0% were funded by offering proceeds.